CLASS C COMMON STOCK PURCHASE AGREEMENT

THIS COMMON C STOCK PURCHASE AGREEMENT (this "**Agreement**"), is made on the date of Agreement Date (as defined below) between Beta Bionics, Inc., a Massachusetts public benefit corporation (the "**Company**") and each investment purchaser listed on <u>Exhibit A</u> attached to this Agreement (each a "**Purchaser**" and together the "**Purchasers**"). The parties hereby agree as follows:

1.   Purchase and Sale of Class C Common Stock Pursuant to Title III of the Jumpstart Our Business ("JOBS") Act of 2012.

    1.1   Sale and Issuance of Class C Common Stock via Wefunder.

    (a)   Subject to the terms and conditions of this Agreement, the Wefunder Investor Agreement, Title III of the JOBS Act of 2012 and Securities and Exchange Commission Regulation Crowdfunding rules ("**Crowdfunding Rules**"), each Purchaser agrees to purchase at the Closing and, if not rejected, the Company agrees to sell and issue to each Purchaser at the Closing that number of shares of Class C Common Stock, no par value per share (the "**Class C Common Stock**"), set forth opposite each Purchaser's name on Exhibit A, at a purchase price of $100.00 per share. The shares of Class C Common Stock issued to the Purchasers pursuant to this Agreement (including any shares issued at the Initial Closing) shall be referred to in this Agreement as the "**Shares**."

    1.2   Closing; Delivery.

    (a)   The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures, on the www.wefunder.com platform ("**Wefunder Platform**") at such other time as the Company and the Purchasers mutually agree upon via the Wefunder Platform in accordance with Crowdfunding Rules regulating the time and date for such closing (which time is designated as the "**Initial Closing**"), <u>provided</u>, <u>however</u>, that if the Purchasers do not deliver an aggregate amount of the Purchase Price to the Company of not less than $50,000.00 ("**Minimum Offering Amount**") by December 16, 2016 (the "**Offer Closing Date**"), this Agreement shall be terminated and of no further force or effect. For the avoidance of doubt, an Initial Closing may take place at any time 21 days after Shares are offered through the Wefunder Platform and before the Offer Closing Date as noticed through the Wefunder Platform. Nothing in this agreement shall prevent the Company from selling up to $1,000,000.00 of Shares in connection with this Agreement under Crowdfunding Rules and under Subsection 1.3 ("**Maximum Offering Amount**"), provided that no Shares will be sold after the Offer Closing Date. In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

    (b)   Following a reasonable time after each Closing, the Company shall deliver to each Purchaser a certificate representing the Shares being purchased by such Purchaser.

1.3　Sale of Additional Shares Beyond the Minimum Offering Amount of Class C Common Stock; Oversubscription.

(a)　If the Minimum Offering Amount is exceeded prior to the Offer Closing Date, the Company will sell up to the Maximum Offering Amount equaling a total of 10,000 Shares.

(b)　The Company shall retain its right under the Wefunder Investor Agreement to refuse to sell Shares to Purchasers for any reason or no reason. To the extent that there exists an Oversubscription for the Maximum Offering Amount, the Company shall, in its sole discretion select which investors will be accepted as Purchasers.

2.　Representations and Warranties of the Company. The Company's representations and warranties are exclusively limited to the contents of its Form C filed with the Securities and Exchange Commission and posted on the Wefunder Platform. The Company makes no other representations and warranties.

3.　Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1　Authorization. The Purchaser has full power and authority to enter into this Agreement and the Wefunder Investor Agreement. The agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.2　Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations rights to such Person or to any third Person, with respect to any of the Shares.

3.3　Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares.

3.4   No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.5   Legends. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

"THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(a)   Any legend set forth in, or required by, Crowdfunding Rules.

(b)   Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

(c)   Any legend reflecting a restriction on transfer or disposition.

3.6   Survival. All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Closing hereunder.

4.   Restrictions on Transfer or Disposition.

4.1   Limitations on Transfer or Disposition. Each owner of record of Shares or any assignee of record of Shares (each such owner, a "**Holder**") shall not make any disposition or transfer of all or any portion of any Shares unless:

(a)   there is then in effect a registration statement under the applicable Securities Act or regulation, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b)   such Holder has notified the Company of the proposed disposition or transfer and has furnished the Company with a statement of the circumstances surrounding the proposed disposition or transfer, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such Shares under any law or regulation.

Notwithstanding the provisions of Sections 4.1(a) and (b), no such registration statement or opinion of counsel will be required: (i) for any transfer of any Shares in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Shares by a Holder that is a partnership, limited liability company, a corporation, or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company, or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member, or stockholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, or intestate succession by any Holder to the Holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

4.2 "Market Stand-Off" Agreement. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act of 1933 or other applicable law or regulation (plus any additional period as may be reasonably requested by the Company or underwriter to accommodate regulatory restrictions on (a) the publication or other distribution of research reports and (b) analyst recommendations and opinions). Holder further agrees that the Company may impose stop-transfer instructions with respect to such Shares until the end of such period. The Company and the Holder acknowledge that each underwriter of a public offering of the Company's stock, during the period of such offering and for the 180-day period thereafter, is an intended beneficiary of this Section. For purposes of this Section 4.2, "**Company**" includes any wholly owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 4.2 and may impose stop transfer instructions with respect to the Shares of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5. Miscellaneous.

5.1 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.2 Governing Law. This Agreement shall be governed by the internal law of the Commonwealth of Massachusetts, without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Massachusetts or any other jurisdiction).

5.3 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

        5.4   <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

        5.5   <u>Severability</u>. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

        5.6   <u>Delays or Omissions</u>. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

        5.7   <u>Entire Agreement</u>. This Agreement, the Wefunder Investor Agreement, and the Company's Form C constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

        5.8   <u>Amendment and Modification</u>. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

        5.9   <u>Notices</u>. All notices, requests, consents, claims, demands, waivers and other communications hereunder (each, a "Notice") shall be in writing and addressed to the Company.

        Such communications must be sent to the respective parties at the following addresses:

        If to Company: BETA BIONICS, INC.

                             Attn: Edward R. Damiano
                             Business Innovation Center - Photonics Center
                             Mail Stop 936
                             8 Saint Mary's Street, Boston, MA 02215-2421
                             Via email: edamiano@betabionics.com

With a copy to:

> BETA BIONICS, INC.
> Attn: Serafina Raskin
> 17752 Skypark Cir., Ste. 235
> Irvine, CA 92614
> Via email: sraskin@betabionics.com

(or at such other address as Company shall specify in a notice given in accordance with this Section);

IF TO HOLDER: at the addresses set forth on Exhibit A (or at such other address as Holder shall specify in a notice given in accordance with this Section).

All Notices shall be delivered by personal delivery, nationally recognized overnight courier (with all fees pre-paid), facsimile or e-mail of a PDF document (with confirmation of transmission) or certified or registered mail (in each case, return receipt requested, postage prepaid). Except as otherwise provided in this Agreement, a Notice is effective only if the party giving the Notice has complied with the requirements of this Section.

5.10 <u>Dispute Resolution</u>. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the Commonwealth of Massachusetts and to the jurisdiction of the United States District Court for the District of Massachusetts for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the Commonwealth of Massachusetts or the United States District Court for the District of Massachusetts, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER

WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[SIGNATURES CONTINUE ON NEXT PAGE]

IN WITNESS WHEREOF, the parties have executed this Series A Preferred Stock Purchase Agreement as of the date first written above.

COMPANY:

By: _Founder Signature_____

Name: [FOUNDER NAME]_____
(print)

Title: [FOUNDER TITLE]_____

Address:_____

EXHIBITS

Exhibit A -   **SCHEDULE OF PURCHASERS**

Name of Purchaser	Shares Purchased	Total Purchase Amount
[INVESTOR NAME]	[SHARES]	$[AMOUNT]

EXHIBIT A

SCHEDULE OF PURCHASERS

PURCHASERS:

[INVESTOR NAME]
<u>(Print Name of Purchaser)</u>

By: *Investor Signature*
        [INVESTOR NAME]

Title: [INVESTOR TITLE]

Address: